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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 5)


                                  Gencorp Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    368682100
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                         Sandell Asset Management Corp.
                               40 West 57th Street
                                   26th Floor
                               New York, NY 10019
                  Attention : Richard Gashler, General Counsel
                                  212-603-5700

                                 With a Copy to:
                              Marc Weingarten, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                  212-756-2000
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                 January 2, 2009
                                 ---------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

---------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------------------------------------------------------------
CUSIP No 368682100                 SCHEDULE 13D                 Page 2 of 9
-------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON

                Castlerigg Master Investments Ltd.
-------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [X]  (b) [  ]

 ------------------------------------------------------------------------------
3       SEC USE ONLY

-------------------------------------------------------------------------------
4       SOURCE OF FUNDS

              WC
-------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e) [   ]
-------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

             British Virgin Islands
-------------------------------------------------------------------------------
NUMBER OF        7     SOLE VOTING POWER

 SHARES                         0
               ----------------------------------------------------------------
BENEFICIALLY     8     SHARED VOTING POWER

 OWNED                      4,720,991
               ----------------------------------------------------------------
 BY EACH        9      SOLE DISPOSITIVE POWER

REPORTING                       0
               ----------------------------------------------------------------
 PERSON         10     SHARED DISPOSITIVE POWER

  WITH                      4,720,991
------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                4,720,991
------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES  [  ]
------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                8.2%
------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

                 CO
------------------------------------------------------------------------------

-------------------------------------------------------------------------------
CUSIP No 368682100                 SCHEDULE 13D                 Page 3 of 9
-------------------------------------------------------------------------------
 1      NAME OF REPORTING PERSON

             Sandell Asset Management Corp.
-------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) [X]  (b) [  ]

-------------------------------------------------------------------------------
3       SEC USE ONLY

-------------------------------------------------------------------------------
4       SOURCE OF FUNDS

                AF
-------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e) [X]
-------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

              Cayman Islands
-------------------------------------------------------------------------------
NUMBER OF        7     SOLE VOTING POWER

 SHARES                         0
               ----------------------------------------------------------------
BENEFICIALLY     8     SHARED VOTING POWER

 OWNED                      4,720,991
               ----------------------------------------------------------------
 BY EACH        9      SOLE DISPOSITIVE POWER

REPORTING                       0
               ----------------------------------------------------------------
 PERSON         10     SHARED DISPOSITIVE POWER

  WITH                      4,720,991
------------------------------------------------------------------------------
 11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              4,720,991
-------------------------------------------------------------------------------
 12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES  [  ]
-------------------------------------------------------------------------------
 13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              8.2%
------------------------------------------------------------------------------
 14     TYPE OF REPORTING PERSON
               CO
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
CUSIP No 368682100                 SCHEDULE 13D                 Page 4 of 9
-------------------------------------------------------------------------------
 1      NAME OF REPORTING PERSON

             Castlerigg International Limited
-------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [X]  (b) [  ]

-------------------------------------------------------------------------------
3       SEC USE ONLY

-------------------------------------------------------------------------------
4       SOURCE OF FUNDS

                AF
-------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e) [X]
-------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

              British Virgin Islands
-------------------------------------------------------------------------------
NUMBER OF        7     SOLE VOTING POWER

 SHARES                         0
               ----------------------------------------------------------------
BENEFICIALLY     8     SHARED VOTING POWER

 OWNED                      4,720,991
               ----------------------------------------------------------------
 BY EACH        9      SOLE DISPOSITIVE POWER

REPORTING                       0
               ----------------------------------------------------------------
 PERSON         10     SHARED DISPOSITIVE POWER

  WITH                      4,720,991
------------------------------------------------------------------------------
 11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              4,720,991
-------------------------------------------------------------------------------
 12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES  [  ]
-------------------------------------------------------------------------------
 13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              8.2%
------------------------------------------------------------------------------
 14     TYPE OF REPORTING PERSON
               CO
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
CUSIP No 368682100                 SCHEDULE 13D                 Page 5 of 9
-------------------------------------------------------------------------------
 1      NAME OF REPORTING PERSON

             Castlerigg International Limited
-------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [X]  (b) [  ]

-------------------------------------------------------------------------------
3       SEC USE ONLY
-------------------------------------------------------------------------------
4       SOURCE OF FUNDS

                AF
-------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e) [   ]
-------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

              British Virgin Islands
-------------------------------------------------------------------------------
NUMBER OF        7     SOLE VOTING POWER

 SHARES                         0
               ----------------------------------------------------------------
BENEFICIALLY     8     SHARED VOTING POWER

 OWNED                      4,720,991
               ----------------------------------------------------------------
 BY EACH        9      SOLE DISPOSITIVE POWER

REPORTING                       0
               ----------------------------------------------------------------
 PERSON         10     SHARED DISPOSITIVE POWER

  WITH                      4,720,991
------------------------------------------------------------------------------
 11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              4,720,991
-------------------------------------------------------------------------------
 12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES  [  ]
-------------------------------------------------------------------------------
 13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              8.2%
------------------------------------------------------------------------------
 14     TYPE OF REPORTING PERSON
               CO
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
CUSIP No 368682100                 SCHEDULE 13D                 Page 6 of 9
-------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON

             Thomas E. Sandell
-------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [X]  (b) [  ]

-------------------------------------------------------------------------------
3       SEC USE ONLY
-------------------------------------------------------------------------------
4       SOURCE OF FUNDS

                AF
-------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e) [X]
-------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Sweden
-------------------------------------------------------------------------------
NUMBER OF        7     SOLE VOTING POWER

 SHARES                         0
               ----------------------------------------------------------------
BENEFICIALLY     8     SHARED VOTING POWER

 OWNED                      4,720,991
               ----------------------------------------------------------------
 BY EACH        9      SOLE DISPOSITIVE POWER

REPORTING                       0
               ----------------------------------------------------------------
 PERSON         10     SHARED DISPOSITIVE POWER

  WITH                      4,720,991
------------------------------------------------------------------------------
 11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              4,720,991
-------------------------------------------------------------------------------
 12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES  [  ]
-------------------------------------------------------------------------------
 13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              8.2%
------------------------------------------------------------------------------
 14     TYPE OF REPORTING PERSON
               IN
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
CUSIP No 368682100                 SCHEDULE 13D                 Page 7 of 9
-------------------------------------------------------------------------------

This Amendment No. 5 is filed with respect to the shares of the common stock, $0.10 par value (the "Common Stock"), of GenCorp. Inc., an Ohio corporation ("Issuer"), beneficially owned by the Reporting Persons (as defined below) as of January 5, 2009 and amends and supplements the Schedule 13D filed on March 16, 2005, as amended (collectively, the "Schedule 13D"). Except as set forth herein, the Schedule 13D is unmodified.

ITEM 2.               IDENTITY AND BACKGROUND

Paragraphs (a), (b), (c) and (d) of Item 2 of the Schedule 13D are hereby amended by deleting Castlerigg Global Select Fund, Limited and CGS, Ltd. These entities are no longer reporting persons for purposes of this Schedule 13D as a result of the merger of CGS, Ltd. and Castlerigg Master Investments.

Paragraph (c) of Item 2 of the Schedule 13D is hereby supplemented as follows:

          Updated information concerning the Instruction C Persons is set forth on Appendix III attached hereto.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated as follows:

          Castlerigg Master Investments acquired the shares of Common Stock reported herein and $2,000,000 of the Issuer's 2 1/4% Convertible Subordinated Notes due 2024 (the "Notes"), convertible into an additional 100,000 shares of Common Stock, at an aggregate cost of approximately $80,173,390. The funds used to purchase these securities were obtained from a combination of general working capital and margin account borrowings made in the ordinary course of business.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          Paragraphs (a), (b), (c) and (d) of Item 5 of the Schedule 13D are hereby amended and restated as follows:

          (a) Castlerigg Master Investments owns 4,720,991 shares of Common Stock (including 100,000 shares of Common Stock issuable upon conversion of the Notes), representing approximately 8.2% of the outstanding shares of Common Stock.

          By virtue of control relationships, Castlerigg International, Castlerigg Holdings, SAMC and Sandell may be deemed to beneficially own the shares of Common Stock owned by Castlerigg Master Investments. The Reporting Persons as a group beneficially own 4,720,991 shares of Common Stock (including 100,000 shares of Common Stock issuable upon conversion of the Notes), representing approximately 8.2% of the outstanding shares of Common Stock.

          The percentages used herein are based upon the 57,600,000 shares of Common Stock reported to be outstanding as of September 24, 2008 by the Issuer in its quarterly report on Form 10-Q for the period ended August 31, 2008, filed with the Securities and Exchange Commission on September 26, 2008.

          (b) None of the Reporting Persons has sole power to vote or to direct the vote or sole power to dispose or to direct the disposition of the Shares. Each of Castlerigg Master Investments, Castlerigg International, Castlerigg Holdings, SAMC and Sandell has shared power to vote and to direct the vote and shared power to dispose and to direct the disposition of the 4,720,991 shares of Common Stock (including 100,000 shares of Common Stock issuable upon conversion of the Notes) held by Castlerigg Master Investments.

          (c) On January 2, 2009, Castlerigg Master Investments distributed 701,124 shares of Common Stock to certain of its direct and indirect investors, and distributed participation interests in the Notes to entities (the "SPVs") created for the benefit of such investors which are managed by SAMC. Such distributions were effected for no consideration.

          (d) No person other than Castlerigg Master Investments, SAMC, Castlerigg International, Castlerigg Holdings, the SPVs and Sandell is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by Castlerigg Master Investments.

-------------------------------------------------------------------------------
CUSIP No 368682100                 SCHEDULE 13D                 Page 8 of 9
-------------------------------------------------------------------------------

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: January 6, 2009


              CASTLERIGG MASTER INVESTMENTS LTD.
              By: Sandell Asset Management Corp., as investment manager

                  By: /s/ Thomas E. Sandell
                      ----------------------------------
                      Thomas E. Sandell
                      Chief Executive Officer


              CASTLERIGG INTERNATIONAL LIMITED
              By: Sandell Asset Management Corp., as investment manager

                   By: /s/ Thomas E. Sandell
                       ----------------------------------
                       Thomas E. Sandell
                       Chief Executive Officer


              CASTLERIGG INTERNATIONAL HOLDINGS LIMITED
              By: Sandell Asset Management Corp., as investment manager

                   By: /s/ Thomas E. Sandell
                       ----------------------------------
                           Thomas E. Sandell
                           Chief Executive Officer

              SANDELL ASSET MANAGEMENT CORP.


              By: /s/ Thomas E. Sandell
                  ----------------------------------
                      Thomas E. Sandell
                      Chief Executive Officer


              /s/ Thomas E. Sandell
              -----------------------------------
                      Thomas E. Sandell

-------------------------------------------------------------------------------
CUSIP No 368682100                 SCHEDULE 13D                 Page 9 of 9
-------------------------------------------------------------------------------


                                  APPENDIX III
                INFORMATION REGARDING THE INSTRUCTION C PERSONS

Castlerigg Master Investments, SAMC, Castlerigg International and Castlerigg Holdings have no executive officers or directors other than as follows:

Sandell serves as an executive officer of SAMC.

Sandell Director Services LLC serves as a director of SAMC, Castlerigg Master Investments, Castlerigg International and Castlerigg Holdings.

Daniel Mignon serves as a director of Castlerigg Master Investments, Castlerigg International and Castlerigg Holdings.

Hilmi Unver serves as a director of Castlerigg Master Investments, Castlerigg International and Castlerigg Holdings.

Timothy O'Brien and Richard Gashler serve as executive officers of SAMC.

To the best of the Reporting Persons' knowledge, except as set forth in this statement on Schedule 13D, none of the Instruction C Persons during the last five years has been convicted in a criminal proceeding excluding traffic violations or other similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. To the best of the Reporting Persons' knowledge, except as set forth in this statement on Schedule 13D, none of the Instruction C Persons owns any shares of Common Stock.


 ------------------------------------------------------------------------------
                        Principal
        Name            Occupation     Address                Citizenship
 ------------------------------------------------------------------------------
   Thomas E. Sandell     See Item 2     See Item 2             See Item 2
 ------------------------------------------------------------------------------
  Sandell               Director       c/o Sandell Asset      Delaware
  Director              Services       Management Corp.
  Services LLC                         40 West 57th Street,
                                       26th Floor
                                       New York, New York
                                       10019
 ------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------
          Name           Principal Occupation           Address                 Citizenship
--------------------------------------------------------------------------------------------------
 Daniel Mignon           Executive of an           Le Prince de Galles          Belgium
                         investment manager        10 Avenue de
                                                   Grande-Bretagne
                                                   MC-98000 Monte-Carlo
                                                   Monaco
--------------------------------------------------------------------------------------------------
 Hilmi Unver             Portfolio Manager         98 rue de Saint-Jean         Switzerland
                                                   case postale 5240
                                                   CH-1211 Geneve 11
                                                   Switzerland
-------------------------------------------------------------------------------------------------
 Timothy O'Brien         Chief Financial           40 West 57th Street,         United States
                         Officer of SAMC           26th Floor
                                                   New York, New York
                                                   10019
--------------------------------------------------------------------------------------------------
 Richard Gashler         General Counsel of        40 West 57th Street,         United States
                         SAMC                      26th Floor
                                                   New York, New York
                                                   10019
--------------------------------------------------------------------------------------------------
